SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________________________
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)
China Distance Education Holdings Limited
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

16944W104
(CUSIP Number)

Suite 6211-12, 62nd Floor, The Center,
99 Queen's Road, Central, Hong Kong
Attention: Gabriel Li
Telephone: +852 2115-8810
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 24, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the
acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [].
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934
("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 16944W104
(1)
NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
Orchid Asia III, L.P.
(2)
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)  []
(b)  []
(3)
SEC USE ONLY

(4)
SOURCE OF FUNDS
OO
(5)
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[][]
(6)
CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
(7)
SOLE VOTING POWER
None

(8)
SHARED VOTING POWER
None

(9)
SOLE DISPOSITIVE POWER
None

(10)
SHARED DISPOSITIVE POWER
None
(11)
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
None
(12)
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[]
(13)
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
None
(14)
TYPE OF REPORTING PERSON
PN


CUSIP No. 16944W104
(1)
NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
Orchid Asia Co-Investment Limited
(2)
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)  []
(b)  []
(3)
SEC USE ONLY

(4)
SOURCE OF FUNDS
OO
(5)
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[][]
(6)
CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
(7)
SOLE VOTING POWER
None

(8)
SHARED VOTING POWER
None

(9)
SOLE DISPOSITIVE POWER
None

(10)
SHARED DISPOSITIVE POWER
None
(11)
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
None
(12)
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[]
(13)
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
None
(14)
TYPE OF REPORTING PERSON
CO
[]
CUSIP No. 16944W104
(1)
NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
OAIII Holdings, L.P.
(2)
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)  []
(b)  []
(3)
SEC USE ONLY

(4)
SOURCE OF FUNDS
N/A
(5)
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[][]
(6)
CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
(7)
SOLE VOTING POWER
None

(8)
SHARED VOTING POWER
None

(9)
SOLE DISPOSITIVE POWER
None

(10)
SHARED DISPOSITIVE POWER
None
(11)
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
None
(12)
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[]
(13)
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
None
(14)
TYPE OF REPORTING PERSON
HC
[]
CUSIP No. 16944W104
(1)
NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
Orchid Asia Group Management, Limited
(2)
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)  []
(b)  []
(3)
SEC USE ONLY

(4)
SOURCE OF FUNDS
N/A
(5)
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[][]
(6)
CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
(7)
SOLE VOTING POWER
None

(8)
SHARED VOTING POWER
None

(9)
SOLE DISPOSITIVE POWER
None

(10)
SHARED DISPOSITIVE POWER
None
(11)
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
None
(12)
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[]
(13)
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
None
(14)
TYPE OF REPORTING PERSON
HC
[]
CUSIP No. 16944W104
(1)
NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
Orchid Asia Group, Limited
(2)
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)  []
(b)  []
(3)
SEC USE ONLY

(4)
SOURCE OF FUNDS
N/A
(5)
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[][]
(6)
CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
(7)
SOLE VOTING POWER
None

(8)
SHARED VOTING POWER
None

(9)
SOLE DISPOSITIVE POWER
None

(10)
SHARED DISPOSITIVE POWER
None
(11)
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
None
(12)
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[]
(13)
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
None
(14)
TYPE OF REPORTING PERSON
HC
[]
CUSIP No. 16944W104
(1)
NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
YM Investment Limited
(2)
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)  []
(b)  []
(3)
SEC USE ONLY

(4)
SOURCE OF FUNDS
N/A
(5)
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[][]
(6)
CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
(7)
SOLE VOTING POWER
None

(8)
SHARED VOTING POWER
17,678,248

(9)
SOLE DISPOSITIVE POWER
None

(10)
SHARED DISPOSITIVE POWER
17,678,248
(11)
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,678,248
(12)
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[]
(13)
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.38% (based on 142,747,045 shares outstanding on June 30, 2014))
(14)
TYPE OF REPORTING PERSON
HC

[]
CUSIP No. 16944W104
(1)
NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
Managecorp Limited
(2)
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)  []
(b)  []
(3)
SEC USE ONLY

(4)
SOURCE OF FUNDS
N/A
(5)
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[][]
(6)
CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
(7)
SOLE VOTING POWER
None

(8)
SHARED VOTING POWER
17,678,248*

(9)
SOLE DISPOSITIVE POWER
None

(10)
SHARED DISPOSITIVE POWER
17,678,248*
(11)
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,678,248*
(12)
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[]
(13)
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.38% (based on 142,747,045 shares outstanding on June 30, 2014))
(14)
TYPE OF REPORTING PERSON
HC
_______________
* Represents 17,678,248 ordinary shares held in the form of
ADS by YM Investment Limited.
CUSIP No. 16944W104
(1)
NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
Lam Lai Ming
(2)
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)  []
(b)  []
(3)
SEC USE ONLY

(4)
SOURCE OF FUNDS
N/A
(5)
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[][]
(6)
CITIZENSHIP OR PLACE OF ORGANIZATION
Hong Kong
Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
(7)
SOLE VOTING POWER
None

(8)
SHARED VOTING POWER
17,678,248*

(9)
SOLE DISPOSITIVE POWER
None

(10)
SHARED DISPOSITIVE POWER
17,678,248*
(11)
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,678,248*
(12)
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[]
(13)
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.38% (based on 142,747,045 shares outstanding on June 30, 2014))
(14)
TYPE OF REPORTING PERSON
IN
_______________
* Represents 17,678,248 ordinary shares held in the form of ADS by YM Investment Limited.
Item 1.	Security and Issuer.
This constitutes Amendment No. 1 to the Statement on Schedule 13D (this "Statement") filed on September 2, 2014 with respect to the ordinary shares of China Distance
Education Holdings Limited (the "Issuer"), whose principal executive offices are located at 18th Floor, Xueyuan International Tower, 1 Zhichun Road, Haidian District, Beijing 100083, China.

Item 2. 	Identify and Background.
(a) 	This is being jointly filed by the following persons
(collectively, the "Reporting Persons" and each a "Reporting
Person"):
(i)	 Orchid Asia III, L.P., a Cayman Islands exempted limited partnership;
(ii) 	Orchid Asia Co-Investment Limited, a British Virgin Islands company;
(iii) 	OAIII Holdings, L.P., a Cayman Islands exempted limited partnership;
(iv)	Orchid Asia Group Management, Ltd., a Cayman Islands exempted company;
(v) 	Orchid Asia Group, Limited, a Cayman Islands exempted company;
(vi) 	YM Investment Limited, a British Virgin Islands company;
(viii) Managecorp Limited, a British Virgin Islands company; and
(viii) 	Ms. Lam Lai Ming, a citizen of Hong Kong.
The Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act. This Statement not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group.
Each Reporting Person expressly disclaims beneficial ownership in the securities reported herein except to the extent such Reporting
Person actually exercises voting or dispositive power with respect to such securities.

(b) Residence or Business Address:
The principal business office of Orchid Asia III, L.P., Orchid Asia Co-Investment Limited, OAIII Holdings, L.P.,
Orchid Asia Group Management, Ltd.,
Orchid Asia Group, Limited, YM Investment Limited is:
Suite 6211-12, 62nd Floor
The Center
99 Queen's Road
Central, Hong Kong

The principal business office of Managecorp Limited is:
Portcullis TrustNet Chambers
P.O. Box 3444, Road Town
Tortola, British Virgin Islands

The residential address of Ms. Lam Lai Ming is:
Flat A on 43 Floor of South Tower 8,
Resident Bel-Air, Island South, 3
8 Bel-Air Avenue, Hong Kong

(c) Orchid Asia III, L.P. and Orchid Asia Co-Investment Limited are part of Orchid Asia Group, Limited, an investment complex that focuses on companies in Asia and China in particular. OAIII Holdings, L.P. is the general partner of Orchid Asia III, L.P. Orchid Asia Group
Management Ltd. is the general partner of OAIII Holdings, L.P.
which is in turn a wholly-owned subsidiary of Orchid Asia Group, Limited. Orchid Asia Group Management, Limited, is also the investment manager of Orchid Asia III, L.P.
YM Investment Limited is the controlling shareholder of Orchid Asia
Group, Limited, and is wholly-owned by The Li 2007 Family Trust.
The Li 2007 Family Trust is a revocable trust established under the laws of the British Virgin Islands with Ms. Lam Lai Ming as the settlor, Managecorp as trustee and Ms. Lam Lai Ming and her family members the beneficiaries. YM Investment Limited is also controlling shareholder of Orchid Asia Co-Investment Limited.
(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) None of the of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) The place of organization of Orchid Asia III, L.P., OAIII Holdings, L.P. Orchid Asia Group Management, Limited, and Orchid Asia Group, Limited is
Cayman Islands.The place of organization of Orchid Asia Co-Investment Limited, YM Investment Limited and Managecorp Limited is the British Virgin Islands. The citizenship of
Ms. Lam Lai Ming is Hong Kong.

Item 3. 	Source and Amount of Funds or Other Considerations.
Since the filing of the Schedule 13D on September 2, 2014, the following transactions were undertaken by the Reporting Persons:
On November 3, 2014, all 3,373,728 American Depositary Shares,
each representing four
ordinary share of the Issuer, held by Orchid Asia III, L.P. were distributed in kind to its partners. As of the date hereof, Orchid Asia III, L.P. does not own any shares of the Issuer.
On November 3, 2014, all 104,360 American Depositary Shares, each representing four ordinary share of the Issuer, held by Orchid Asia Co-Investment Limited, were distributed in kind to its shareholders. As of the date hereof, Orchid Asia Co-Investment Limited does not own any shares of the Issuer.Between September 2014 to
November 2014, YM
Investment Limited acquired an aggregate of 2,228,444 Ordinary
Shares in the form of
557,111 ADSs on the open market at price range of  $14.0 to $14.3 per ADSs from cash on hand.
Item 4.	Purpose of Transaction.
The Reporting Persons intend to review its investment on a regular basis, which review may be based on various factors, including the Issuer's business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and other investment opportunities.
Accordingly, each Reporting Person reserves the right to change its intentions, as it deems appropriate, and may at any time and from time to time, either alone or as part of a group, (i) acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise,
(ii) dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise, or (iii) take any other available course of action which could involve one or more of the types of transactions or have one or more of the results that relate to or would result in any of the actions required to be reported herein.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D. The Reporting Persons do, however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

Item 5.	Interest in Securities of Issuer.
(a) Each of the Reporting Persons' current ownership in the securities of the Issuer is
set forth on the cover pages to this Statement and is incorporated by reference herein.
The ownership percentage appearing on such pages has been calculated based on
142,747,045 shares outstanding on June 30, 2014.  The information set forth and/or
incorporated by reference in Items 2 is hereby incorporated by reference into this Item 6.
Each of YM Investment Limited, Managecorp Limited and Lam Lai Ming,
may be deemed
to own an aggregate of 70,712,992 ordinary shares, which constitutes approximately
12.38% of the Issuer's outstanding shares, calculated in accordance with
Rule 13d-3 under the Act.
(b) The number of ordinary shares as to which each of the Reporting
 Persons has
sole or shared power to vote, direct the vote, dispose or direct the disposition
are as set forth in rows seven through ten of the cover pages hereof.
The information
set forth in Item 2 is hereby incorporated by reference into this Item 5(b).
(c) Except as set forth in Item 3 above, the Reporting Persons have not effected
any transaction in the ordinary shares of the Issuer during the past 60 days.
(d) Under certain circumstances set forth in the amended and restated
articles of
memorandum and association of each of YM Investment Limited and
Managecorp Limited,
the partners, shareholders or beneficiaries of each of such entities, as applicable,
may be deemed to have the right to receive dividends from, or the proceeds from,
the sale of the ordinary shares of the Issuer owned by each such entity of which they are a shareholder or beneficiary.
(e) Not applicable.
Item 6. Contracts, Arrangement, Understandings or Relationship With
Respect to
Securities of the Issuer.
The information set forth and/or incorporated by reference in Items
2, 3, 4 and 5 is hereby incorporated by reference into
this Item 6.
Item 7.	Material to Be Filed as Exhibits.

SIGNATURE
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: November 24, 2014
Orchid Asia III, L.P.
By:
/s/ Gabriel Li
Name:
Gabriel Li
Title:
Authorized Signatory

OAIII Holdings, L.P.
By:
/s/ Gabriel Li
Name:
Gabriel Li
Title:
Authorized Signatory

Orchid Asia Group Management, Limited
By:
/s/ Gabriel Li
Name:
Gabriel Li
Title:
Director

Orchid Asia Co-Investment Limited
By:
/s/ Gabriel Li
Name:
Gabriel Li
Title:
Director

Orchid Asia Group, Limited
By:
/s/ Gabriel Li
Name:
Gabriel Li
Title:
Director

YM Investment Limited
By:
/s/ Gabriel Li
Name:
Gabriel Li
Title:
Director

Managecorp Limited
By:
/s/ Ronnie Summers
Name:
Ronnie Summers
Title:
Authorized Signatory


By:
/s/ Lam Lai Ming
Name:
Lam Lai Ming
Title:
Settlor of The Li 2007 Family Trust

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HKI-297010v2